Exhibit D(7)

OVERLOAN PROTECTION RIDER	COUNTRY Investors Life Assurance Company 1701 N. Towanda Avenue, PO Box 2000 Bloomington, IL 61702-2000

Important Taxation Notice

Electing the benefit provided by this rider may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this rider. Please consult a tax advisor concerning potential tax treatment before electing this benefit.

This rider is a part of the policy to which it is attached (the “base policy”). Terms not defined in this Rider have the same definitions given to them in the base policy.

The purpose of this rider is to give you the one-time option to continue your Policy at a reduced Death Benefit with no further Monthly Deduction Amounts in the event your Policy loan balance exceeds 98% of the Accumulated Value. See below for conditions and details.

1.	Policy Modifications

The base policy is modified to add the provisions of this Rider. All provisions of the base policy not in conflict with this Rider will apply to this Rider. In the event of a conflict between the provisions of the base policy and this Rider, the provisions of this Rider will prevail.

2.	Definitions

Effective Date: means the Date of Issue of the base policy shown on the Policy Schedule unless otherwise provided.

Eligible for Overloan Protection: means all of these conditions are met:

•	It is 15 or more years since the Effective Date;

•	The Insured’s age is no less than age 75;

•	All Policy premiums paid have been withdrawn by partial withdrawal;

•	The Policy loan balance is no less than 98% of the Accumulated Value;

•	The Policy loan balance is more than the Specified Amount plus any other term rider coverage on the Insured.

3.	Overloan Protection Benefit

Election of the Overloan Protection Benefit

You may exercise a one-time election of the Overloan Protection Benefit if the Policy is Eligible for Overloan Protection. A one-time transaction charge, equal to 1.50% of the Total Accumulated Value, including Policy loans, will be taken from the Accumulated Value at the time of the election.

If the loan balance at the time of election exceeds 98% of the Accumulated Value, You must repay the amount of the balance that exceeds 98%. After exercise of this Benefit, interest will continue to accrue on the Policy loan balance.

Overloan Protection Benefit

Upon election of the Overloan Protection Benefit, the following will be effective on the next Monthly Deduction Day:

•	All other benefit riders (including additional life insurance on the life of any person, if any), will terminate;

•	If the Death Benefit Option is not the Level Option, it will permanently change to the Level Option;

•

The Specified Amount will be changed to be equal to the Accumulated Value multiplied by the applicable percentage for the Attained Age of the Insured shown in the Specified Amount Factors table on the Policy Schedule;

•	Any remaining Accumulated Value will be transferred to the Declared Interest Option, and no further transfers will be allowed;

•	All monthly deductions will be waived;

•	The Accumulated Value will continue to earn interest;

•	No further premium payments, partial withdrawals, policy loans, or loan repayments will be allowed; and

•	No further changes may be made to the policy.

4.	Termination

All rights and benefits under this rider will end when any one of the following events occurs:

•	You request that the policy be canceled;

•	Insured dies;

•	The grace period specified in the policy ends without payment of sufficient premium;

•	You request any benefit under this rider; or

•	The policy terminates for any other reason.

5.	Rider Charge

There is no monthly charge for this rider. A one-time transaction charge, equal to 1.50% of the Total Accumulated Value, including Policy loans, will be taken from the Accumulated Value at the time of the election.

President